NEWS RELEASE

Lorus Therapeutics Announces Allowance of New United States
Patent for its Anticancer Drug LOR-2040

TORONTO, CANADA, JULY 29, 2008 - Lorus Therapeutics Inc. (TSX: LOR, AMEX: LRP) (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the allowance of a new patent from the United States Patent and Trademark Office for its clinical-stage anticancer drug LOR-2040.

The patent, which was issued this month as U.S. Patent No. 7,405,205, protects methods of treating leukemia with LOR-2040, both alone and in combination with chemotherapy drugs. The patent also covers methods of treating specific solid cancers with LOR-2040, including colon, lung, breast, and bladder cancers. LOR-2040 composition as well as its design and use as a unique anticancer drug is currently protected in the U.S. under a separate patent issued in 1999.

LOR-2040 is being tested in two separate clinical studies in leukemia indications.  In 2008, Lorus initiated an advanced Phase II clinical study with LOR-2040 in combination with high dose cytarabine (HiDAC) in patients less than 60 years of age with relapsed or refractory Acute Myeloid Leukemia (AML). LOR-2040 is also under study as a single agent in a Phase I clinical trial in acute leukemias and high-grade myelodysplastic syndrome (MDS), which is sponsored by the U.S. National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP) under a Clinical Trials Agreement with Lorus.

LOR-2040 has shown significant anticancer activity and low toxicity in a variety of human tumor types in preclinical studies. In a recently completed proof-of-concept clinical trial, patients with relapsed or refractory AML showed a 35% complete response rate, accumulation of LOR-2040 in tumor cells, and down regulation of its biochemical target following treatment with LOR-2040 in combination with HiDAC.

“Leukemia remains a primary focus for LOR-2040 development and future commercialization,” said Dr. Aiping Young, Lorus’ President and CEO. “This newly issued U.S. patent adds additional strength to our global IP position for this drug, and supports the potential development in other cancers in a major market”.

About LOR-2040
LOR-2040 (formerly GTI-2040) is an RNA-targeted drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. Through downregulation of R2, LOR-2040 has demonstrated strong antitumor and antimetastatic activity in a variety of tumor types in both in vivo and in vitro models and is under study in a multiple Phase I/II clinical program, including an advanced Phase II clinical trial with LOR-2040 and high dose Ara-C (HiDAC) in refractory and relapsed Acute Myeloid Leukemia (AML). The R2 target has been described as a malignant determinant that is elevated in a wide range of tumors, which can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com